RECEIVED
2008 NOV 18 P 12:21
FICE OF INTERNATIONAL CORPORATE FINANCE

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

6th November 2008

[redacted]

By Registered Airmail

08005915

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 5th November 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
NOV 20 2008
THOMSON REUTERS

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

11/18

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

RECEIVED
2008 NOV 18 P
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Trading Statement
Profit Warning
Issue of Price Sensitive Information

The financial results of Cathay Pacific Airways Limited ("Cathay Pacific") for 2008 are expected to be disappointing. Fuel prices have fallen substantially and this provides welcome relief. However, two other factors are expected to affect the year's results adversely. These factors are weakness in revenue and losses on certain fuel hedging contracts.

Background

This trading statement is released in the light of material changes in the trading environment for Cathay Pacific since its interim results for the first half of 2008 were announced on 6th August 2008. At that time, Cathay Pacific's results continued to be materially and adversely affected by the high price of fuel. The average price paid by Cathay Pacific for fuel in the first half of 2008 was 60% above that paid in the first half of 2007. At its peak in July 2008, the spot price for jet fuel was US$181.8 per barrel. Since then the spot price has fallen to US$76.7 per barrel. This provides welcome relief. However, two other factors are expected to affect the year's results adversely, and they are accordingly still expected to be disappointing. These factors are weakness in revenue and losses on certain fuel hedging contracts.

Weakness in revenue

Revenue has started to weaken materially. This reflects in particular a significant strengthening of the US dollar (against currencies in which Cathay Pacific earns a significant portion of its revenue) and reduced first and business class travel and cargo volumes in the current adverse financial and economic circumstances.

Adverse currency movements are expected to reduce passenger revenues in Hong Kong dollar terms for the remainder of 2008. First and business class advance bookings are showing year-on-year declines, while available capacity has increased. Corporate travel volumes in all classes are of concern as corporate clients begin to impose stricter travel policies on their employees. Demand for economy class seats is also weaker than earlier in the year.

The most recent figures for cargo volumes and revenues show declines against the comparable period in 2007. Continued declines are expected for the remainder of 2008, reflecting increased competition, overcapacity and, to a lesser extent, adverse currency movements.

The full impact of the expansion of Taiwan-Mainland China cross-strait flights remains to be seen, but can be expected to put additional pressure on passenger and cargo revenues.

Losses on fuel hedging contracts

The purpose of entering into fuel hedging contracts (principally in the form of Brent options) is to give a degree of certainty to the price of fuel and protection against price increases. Under accounting principles generally accepted in Hong Kong, fuel hedging contracts are marked to market through the profit and loss account. The effect of marking these contracts to market is to transfer to the current accounting period the fair value of the benefit gained or loss incurred from the contracts.

The recent rapid fall in the jet fuel price has caused mark to market losses to be incurred on certain fuel hedging contracts. Along with many airlines, Cathay Pacific enters into hedging contracts the economic effect of which is equivalent to entitling (i) Cathay Pacific to buy fuel from the contract counterparties in future periods at specified prices and (ii) the contract counterparties to sell fuel to Cathay Pacific in future periods at specified prices. In any one hedging contract, the price at which Cathay Pacific is effectively entitled to buy fuel will be considerably higher than that at which the counterparty is effectively entitled to sell fuel.

The grant to counterparties of effective rights to sell fuel reduces materially the cost to Cathay Pacific of hedging against increases in fuel prices. Depending on future movements in the spot fuel price, the effect of the relevant hedging contracts is that Cathay Pacific's future effective cost of obtaining fuel could be higher than they would have been if Cathay Pacific had not entered into them. It is Cathay Pacific's policy not to enter into hedging contracts which in the aggregate relate to volumes which exceed its expected commercial requirements for fuel.

The fuel price has fallen below the level at which certain contract counterparties will be effectively entitled to sell fuel at certain future dates up to 2011. Cathay Pacific is required to account for the fair value of the difference between the spot price of fuel and the price at which the counterparties are effectively entitled to sell in future periods as mark to market losses. The result is a mismatch, in that the full benefit of paying lower fuel prices for the hedged fuel will only arise in future periods. Unrealised mark to market losses on fuel hedging contracts incurred by Cathay Pacific as at 31st October 2008 are estimated to be HK$2.8 billion. The unrealised mark to market losses at the end of September were HK$630 million. It is important to note that these are not cash losses. The amount of losses actually realised and payable will depend on future movements in fuel prices. Up to 31st October 2008, net realised gains on fuel hedging contracts were HK$150 million. To set the 31st October 2008 mark to market figure in context, Cathay Pacific's total expenditure on fuel in 2008 is expected to be around HK$40 billion (and, if jet fuel prices had remained at their July peak, would have been around HK$47 billion).

Investors are advised to exercise caution in dealing in shares of Cathay Pacific.

This announcement is issued by Cathay Pacific pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors of Cathay Pacific

As at the date of this announcement, the Directors of Cathay Pacific are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Ian Shiu, John Slosar and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods and Zhang Lan; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 5th November 2008

END